KANE KESSLER, P.C.
1350 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019
(212) 541-6222

July 25, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Daniel F. Duchovny, Special Counsel Office of Mergers and Acquisitions

Re:	Crown Crafts, Inc. Definitive Proxy Statement on Schedule 14A filed by Wynnefield Partners Small Cap Value, L.P. et. al. Filed July 13, 2007 File No. 001-07604

Dear Mr. Duchovny:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, a revised Definitive Proxy Statement on Schedule 14A (“Definitive Proxy Statement”) filed by Wynnefield Partners Small Cap Value, L.P and affiliates (“Wynnefield Group”) with respect to the 2007 Annual Meeting of Crown Crafts, Inc. (the “Company”).

The Definitive Proxy Statement has been revised in response to the Staff’s comment contained in the Commission’s letter of comment dated July 20, 2007 (the “Staff Letter”). In connection therewith, set forth on Schedule A hereto are Wynnefield Group’s response to the Staff Letter.

Please feel free to contact me at (212) 519-5101 with any questions regarding the foregoing.

Very truly yours, /s/ Jeffrey S. Tullman

Enclosures

Schedule A - Response of the Wynnefield Group to the
Commission Staff Comment Letter dated July 20, 2007

1.
We note the legal action initiated by the Commission against the Wynnefield entities and Mr. Obus. We also note that among the remedies sought is a permanent bar on Mr. Obus from serving as an officer or director in a public company. Please disclose your plans in the event Mr. Obus is barred from serving as a director or officer of public companies.

The Wynnefield Group notes the Staff’s comment and, in response to this comment has revised the Definitive Proxy Statement to disclose that in the event Mr. Obus is barred from serving as a director or officer of public companies, he would resign from the Crown Crafts’ board of directors. Please see page 6 of the proxy statement.